Mail Stop 4561

May 11, 2007

Jeffrey A. Wahba
Chief Financial Officer
HireRight, Inc.
5151 California Avenue
Irvine, CA 92617

Re: HireRight, Inc.
Registration Statement on Form S-1/A
Filed on April 17, 2007
File No. 333-140613

Dear Mr. Wahba:

We have reviewed the financial statements and related matters contained within your Form S-1/A and have the following comments. Additional comments with be forthcoming. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1 filed on April 17, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of [Y]our Common Stock at the Time of Grant, page 32

1.   We note your response to prior comment number 16 of our letter dated March 12, 2007. Please revise your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date included in the registration statement once the information regarding the IPO price is available.

2.   We note your response to prior comment number 17 of our letter dated March 12, 2007, which states that you obtained contemporaneous valuations for options granted during the second, third and fourth quarters of fiscal year 2006. We further note the valuations provided as part of your response appear to be as of the last day in each respective quarter (e.g., as of September 31, 2006). It appears you are applying the value determined as of the end each quarter to all options granted in the subsequent quarter and it does not appear that you have obtained valuations as of the grant date of the equity securities. If this is correct, please clarify how you have determined that your valuations are an accurate representation of the value of your stock for the entire quarter subsequent to the valuation date. In this respect, we note the value of your stock increased by approximately 39% from September 30, 2006 to December 31, 2006.

3.   Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R and those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions.

4.   Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

5.   We note your response to prior comment number 18 of our letter dated March 12, 2007. As previously indicated when you refer to a third-party valuation expert, you are also required to disclose the name of the expert and include the expert's consent with the filing pursuant to Section 436(b) of Regulation C. Please revise.

Results of Operations, page 33

6.   We note your revised disclosure in response to prior comment number 19 with respect to your service revenue discussion. Your disclosure for fiscal year 2006 as compared to 2005 states, "[t]he increase in service revenue from existing customers was largely due to a higher volume of screens performed in the amount of $4.1 million, as well as a $2.5 million increase in the sale of additional screening services to such customers." We note similar disclosure for fiscal year 2005 compared to 2004. Please revise your disclosure to clarify the difference between "higher volume of screens performed" and "additional screening services."

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

7.   We note your responses to prior comment numbers 47 and 48 of our letter dated March 12, 2007. Your responses indicate that you do not believe that you are in the scope of SOP 97-2 as you do not sell software. Please note the scope of SOP 97-2 is not limited to transactions in which software is sold. That is, paragraph 2 of SOP 97-2 states, "[t]his SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing of computer software." Therefore, since your response to prior comment number 51 states that your "proprietary software is marketed to customers as part of a process" it appears you are required to evaluate SOP 97-2 and related pronouncements to determine whether your sales arrangements are in the scope of SOP 97-2. Therefore, please provide your complete analysis supporting your conclusion that your sales arrangements are not in the scope of SOP 97-2. In addition, please address the following specific comments:

- Your response states that you provide proprietary software to customers that can be integrated with existing software platforms. Tell us the specific software that you provide to customers and how the software is delivered. In addition, for any arrangements that include the delivery of your software to customers, provide your analysis of the indictors in footnote 2 of SOP 97-2 when determining whether such software is incidental to your services as a whole.

- We note that your sales arrangements can involve "pre-integrated solutions" that are co-developed with the respective partner, and are supported through future upgrades by you and each solution partner. Please clarify whether these sales arrangements include your proprietary software. In addition, clarify your specific obligation to deliver future upgrades.

- Your response indicates that you do not believe EITF 00-3 is applicable to your arrangements since there is no revenue associated with the utilization of software. Please clarify why you believe that the lack of a contractual fee for the utilization of software would scope you out of EITF 00-3 for arrangements that require you to provide access to your hosted software applications. In this respect, it appears you would have to evaluate the guidance of Issue 1 of EITF 00-3 as it addresses "[w]hether SOP 97-2 applies to arrangements that require the vendor to host the software." Please provide your analysis accordingly.

8.   Your response to prior comment number 50 indicates that you have determined your reimbursed fees are in the scope of EITF 01-14 as they are incidental expenses as contemplated by paragraph 1 of EITF 01-14. Please clarify how you have determined that reimbursed fees paid to government entities, collection fees for drug testing, and certain access fees are incidental. Explain why you do not believe these types of fees represent fees paid to third-party service providers for services that are necessary for you to complete your screening reports, which would indicate that such fees are not incidental. For example, clarify whether you need the drug testing information obtained from a third-party laboratory in order for you to complete a specific screening service. If upon reconsideration, you believe that such fees should be reported pursuant to EITF 99-19, please provide your analysis pursuant to EITF 99-19 to support your gross presentation.

Research and Development Expense, page F-10

9.   We note your response to prior comment number 51 with respect to your accounting policy for software development costs. Your response states that you account for your costs in accordance with SFAS 86 as software is marketed to customers as part of a process. However, you have asserted that your sales arrangements are not in the scope of SOP 97-2 in response to prior comment number 47. If you conclude that you do not sell or license software in the scope of SOP 97-2, "then the software is utilized in providing services and the development cost of software should be accounted for in accordance with SOP 98-1" pursuant to paragraph 7 of EITF 00-3. Please advise or revise as necessary.

Note 6. Income Taxes, page F-16

10.   We note your response to prior comment number 53 with respect to your deferred tax asset valuation analysis. Your response indicates that you relied heavily on paragraph 24.a of SFAS 109 when determining it was more likely than not that your deferred tax assets will be realized. In this respect, your response indicates that you are relying on sales projections based on current sales levels and historical growth rates to determine whether you will have enough taxable income to realize the deferred tax asset. A projection, in and of itself, is not an example of positive evidence that might support a conclusion that a valuation allowance is not needed. Paragraph 25 of SFAS 109 states that "[t]he weight given to a potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified." Clarify how you have determined that your sales projections for fiscal years 2007 and 2008 can be objectively verified. In addition, clarify whether you meet any of the examples of positive evidence set forth in paragraph 24 of SFAS 109.

Note 10. Preferred Stock, page F-17

11.   We note your response to prior comment number 54 of our letter dated March 12, 2007, which indicates that you believe the warrants issued in connection with the Series E preferred stock are not derivative instruments and should be classified as equity since the warrants require physical or net share settlement. Please provide us with a more detailed

analysis of paragraphs 12 through 32 of EITF 00-19 supporting your conclusion. We refer to the guidance in Section II.B.1 of the Current Accounting and Development Issues in the Division of Corporation Finance, released on November 30, 2006.

Note 11. Stock Options, page F-21

12.   We note your response to prior comment number 58 of our letter dated March 12, 2007. Please reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range once the information regarding the IPO price range is available. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

13.   We note your response to prior comment number 59 of our letter dated March 12, 2007 and we reissue the comment. Revise your disclosures to include the disclosures suggested by paragraph 179 of the Practice Aid for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing. Your revised disclosures should include for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

You may contact Morgan Youngwood at 202-551-3479 or Chris White at 202-551-3461, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 949-932-3601</u>
  Ellen S. Bancroft, Esq.
  J.R. Kang, Esq.
  Jason Wisniewski, Esq.
  Dorsey & Whitney LLP